VIA EDGAR

Mr. Terence O’Brien Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	December 8, 2015

Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2014
File No. 1-35573
Form 10-Q for Quarterly Period Ended September 30, 2015

Dear Mr. O’Brien:

On behalf of Tronox Limited (the “Company”), set forth below are the Company’s responses to the letter dated November 25, 2015 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s filings referenced herein.

For ease of review, we have set forth below each of the numbered comments from the Comment Letter in bold font followed by the Company’s responses thereto.

Form 10-K for the year ended December 31, 2014
28. Quarterly Results of Operations (Unaudited), page 113

1. We note the $275 million loss in the fourth quarter of 2014 and your disclosure that the quarterly results reflect all adjustments that were of a “normal recurring nature.” Please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

Response:

The $275 million loss in the fourth quarter of 2014 is principally driven by a $255 million full tax valuation allowance in Australia.  This Australian full tax valuation allowance is disclosed in FN 7 ‘Income Taxes’ and in MD&A under ‘Recent Developments’ and ‘Consolidated Results of Operations’.

In prior periods, the Company has recognized tax valuation allowances in the United States and The Netherlands.

We acknowledge our disclosure responsibilities under Item 302 (a) (3) of Regulation S-K and ASC 270-10-50-2 and will ensure continued compliance in future filings.

Form 10-Q for the period ended September 30, 2015
Management’s Discussion and Analysis, page 42

2. We note your disclosure on page 44 regarding the global restructuring of your TiO2 segment that you estimate will result in a pre-tax charge of $20 million and for which you expect annual cost savings of approximately $40 million. We also note the cost reduction initiative that was completed in the fourth quarter of 2014, in which you recognized a $15 million expense and expected annual cost savings of approximately $25 million in 2015. Please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is/was expected to result in cost savings or impact revenues, the periods these effects are/were expected to be realized and the extent you have realized the anticipated savings. To the extent actual savings by the plan are/were not achieved as expected or achieved in periods other than those expected, this should also be disclosed.

Response:

As disclosed, our restructuring efforts began September 2014 as a cost reduction initiative, in which we recognized a $15 million expense and expected annual cost savings of approximately $25 million in 2015.We have been tracking to our 2015 cost saving target and anticipate disclosure of our 2015 cost savings achievement in our 2015 Form 10-K, as the measurement period will have been completed.

In September, 2015, we identified additional opportunities in our Ti02 segment for cost improvement, greater efficiencies, and ways to make our workplace safer.  During the three months ended September 30, 2015, the Company incurred $2 million in restructuring costs, consisting primarily of employee severance costs.

Our Ti02 global restructuring efforts are still in the early formative stages.  As such, our disclosure reflects the Company’s best estimates based on information known as of the reporting date.

As disclosed, we expect to complete our Ti02 global restructuring efforts during the first half of 2016.

In our 2015 Form 10-K and future filings, we will expand on our restructuring disclosure to ensure disclosure compliance with SAB Topic 5:P:4.

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In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact myself at (203) 705-3719 or via email at kathy.harper@tronox.com or Richard Muglia at (203) 705-3770 or via email at richard.muglia@tronox.com if you have any comments or questions about this letter.
Very truly yours,

/s/ Katherine C. Harper
Katherine C. Harper
Senior Vice President and Chief Financial Officer

cc:	Richard L. Muglia, Senior Vice President,
General Counsel and Secretary